UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04007878

February 6, 2004

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, Illinois 60601-1692

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/6/2004

Re: Xcel Energy, Inc.
Incoming letter dated January 9, 2004

Dear Mr. Joseph:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to Xcel Energy by William Gene Rorick. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William Gene Rorick
19984 Haida Road
Apple Valley, CA 92307

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: (312) 782-3939 • FACSIMILE: (312) 782-8585

January 9, 2004

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder William Gene Rorick (the "Proponent") from its 2004 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2004. The definitive copies of the 2004 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 1, 2004. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

CHI-1391090v1

Discussion of Reasons for Omission

I. Rule 14a-8(i)(2) — THE PROPOSAL MAY BE OMITTED, IF THE PROPOSAL, IF IMPLEMENTED, WOULD REQUIRE THE REGISTRANT TO VIOLATE ANY STATE OR FEDERAL LAW.

The Proposal requests that salaries of the "president, all levels of vice president, the CEO, CFO and all levels of top management" be reduced according to a fixed formula that is tied to the amount of dividends paid to shareholders. The Company cannot implement the Proposal without clearly violating state contract law provisions. As structured, the Proposal would effectively limit total compensation to the amount of base salary paid in 2002. Because bonus and long-term incentive compensation arrangements would be ignored, implementation of the Proposal would have the effect of significantly reducing compensation payable to the affected employees. The Company has valid existing agreements with individuals holding key managerial and executive positions, including Chairman and Chief Executive Officer Wayne H. Brunetti, that will last at least until 2006. These agreements provide for a level of salary and benefits that is in excess of that which would be permitted under the Proposal. These individuals are included among the definition of those affected by the salary adjustment in the Proposal. Moreover, each of the other members of senior management is party to long-term incentive award grants, including stock options and performance shares that entitle them to future payments dependent upon satisfaction of certain conditions. Under the Proposal, the payout of this long term incentive compensation would not be permissible. Consequently, the Company cannot comply with the Proposal without also violating the employment agreements and the long-term incentive award agreements.

In order to comply with the Proposal, the Company's board of directors would have to extricate the Company from a series of duly executed contracts, thereby unilaterally breaching a series of existing contracts in violation of state law. In the past, the Staff has taken a no action position in similar circumstances. *See BankAmerica Corp.* (available 2/24/99); *Safety 1st, Inc.* (2/2/98); *The Black & Decker Corp.* (available 12/10/97). *See also Mobil Corp.* (available February 20, 1985) (proposed discontinuation of company's payment of PAC expenses would be a unilateral breach of contract violating Delaware law); *Eaton Corp.* (available February 24, 1988) (termination of existing business relationships with South Africa, including termination of licensing, management of franchise agreements, properly excluded because, if implemented, would require company to violate Ohio law and existing contracts); *Firestone Tire & Rubber Co.* (available December 8, 1987) (sustained for grounds cited in *Eaton*). This guideline applies equally to proposals concerning executive compensation arrangements that do not involve a change in control. *Equimark Corp.* (available February 13, 1992).

The Company cannot implement this Proposal without extricating itself from valid agreements and thereby violating the law.

II. Rule 14a-8 (i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.

If the Commission does not agree with the Company that the Proposal can be excluded from the Company's proxy materials under Rule 14a-8(i)(2) because its implementation would require the Company to violate state law, then the Proposal should be considered a matter of ordinary business operations.

Rule 14a-8(i)(7) permits a company to omit a proposal if it "deals with a matter relating to the company's ordinary business operations." The impetus behind the adoption of the rule was twofold: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 40018 (May 21, 1998). Thus, the Staff reserves "resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In the past, proposals dealing with the setting of executive compensation and pension rights had generally been considered ordinary business. *Chemical Banking Corp.* (available December 19, 1989); *Carolina Power and Light* (available March 25, 1983). *See also Curtain v. American Telephone & Telegraph Co.*, 124 F.Supp. 197 (S.D. N.Y. 1954). Then, in 1992, the staff reversed wholesale its prior position on executive compensation arrangements. In a group of ten rulings handed down simultaneously, the staff held that "[i]n view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation [or director compensation] no longer can be considered matters relating to a registrant's ordinary business." Seven of these February 13, 1992 holdings concern senior executive compensation. *Baltimore Gas and Electric.*; *Bell Atlantic Corp.*; *Black Hills Corp.*; *Eastman Kodak Co.*; *Battle Mountain Gold Co.*; *Equimark Corp.*; *International Business Machines Corp.* The other three February 13, 1992 rulings discuss director compensation, which the staff has declared "particularly within the prerogative of shareholders to oversee." *Aetna Life and Casualty Co.*; *Grumman Corp.*; *Chrysler Corp.* The staff has continued to treat issues of executive compensation along these lines. *See Baker Hughes Inc.* (available Nov. 20, 1992) (proposal limiting performance plans, short or long-term incentives and stock option awards to executive officers not excludable); *New York State Electric and Gas Corp.* (available Mar. 11, 1993) (proposal requesting at least a month advance notice to shareholders be given before any vote on any pay or pension increases for its executive officers not excludable). However, the Proposal requests the reduction of salaries for "all levels of vice president...and all levels of top management" in addition to the corporate officers listed. This goes beyond the definition of "executive officer" provided in the rules under Securities Exchange Act of 1934, which focuses on an individual's responsibility, not merely title. This potentially could apply to vice-presidents of relatively insignificant subsidiaries. Moreover, even though in Staff Legal Bulletin No. 14A the Staff announced that it was revising its "ordinary business" position relating to proposals focusing on equity compensation plans, this new approach would not apply to the Proposal. The Proposal is not limited to senior executives of Xcel Energy and does not reference dilution. Accordingly, the Proposal would seriously contravene the staff's long standing rule that proposals concerning compensation to non-executives may be excluded under Rule 14a-8(c)(7) as matters relating to the conduct of ordinary business. *Austin v. Consolidated Edison Company of New York, Inc.* (DC SNY, 92 Civ. 1576 MBM, 3/26/92) (affirming the staff's ruling in *Consolidated Edison Co.* (available February 13, 1992)). *See also Battle Mountain Gold Co.* (available February 13, 1992); *Grumman Corp.* (available February 13, 1992); *Chrysler Corp.* (available February 13, 1992); *Roadway Services Inc.* (available Mar. 16, 1993).

In addition, this Proposal is not phrased in terms usually reserved for social policy considerations, such as the relative payments to executives versus other employees or average workers. This Proposal is solely intended to punish executives for poor business performance.

The Proposal should be excluded because it relates to the ordinary course of business for the Company.

III. Rule 14a-8(i)(1) — THE PROPOSAL MAY BE OMITTED IF IT IS NOT A PROPER SUBJECT FOR ACTION BY SECURITY HOLDERS UNDER THE LAWS OF THE ISSUER'S DOMICILE

If the Commission does not agree with the Company that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(2) or Rule 14a-8(i)(7), then the Proposal should be considered not a proper subject for action by security holders under the laws of the issuer's domicile. According to the note to Rule 14a-8(i)(1), a proposal that would be binding on the Company if approved by shareholders may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under state law. *See also United Bankshares, Inc.* (available Mar. 16, 1993).

The SEC's rationale for excluding certain mandatory proposals and permitting precatory proposals is based upon an analysis of whether such proposals infringe upon the directors' statutory authority to manage the corporation:

> [I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under

> such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders.

Exchange Act Release 34-12999 (November 22, 1976), cited in the 1983 Release.

The Proposal is *not* a request for action by the Board, it is a demand for action. If implemented, the Proposal would prevent the Company's directors from continuing to make determinations and recommendations on behalf of the Company regarding the Company's salary and bonus structure. This is a textbook example of a proposal that should be excluded as being an improper subject for security holder action. *See* Minnesota Statute 302A.201, Subdivision 1 ("the business and affairs of a corporation shall be managed by or under the direction of a board...").

IV. Rule 14a(8)(i)(13) — THE PROPOSAL MAY BE OMITTED IF IT IS RELATED TO A SPECIFIC AMOUNT OF CASH OR STOCK DIVIDENDS

The Proposal requests that "the president, all levels of vice president, the CEO, CFO and all levels of top management" shall be paid a fixed monthly salary plus a quarterly cash bonus equal to the dividend paid that quarter on a fixed quantity of shares to be determined through a formula for each employee or officer. Rule 14a-8(i)(13) provides that a shareholder proposal is excludable if it relates to specific amounts of cash or stock dividends. The Proposal is similar to *Commonwealth Energy System* (available February 14, 1997), in which a stockholder sought to limit the rate of increase in the salaries of the company's top 150 officers and employees to the rate of increase in the company's dividend pay-out. Even though the proposal did not specify the amount of dividends to be paid, the Staff allowed the company to exclude the proposal because it would have had the effect of determining the company's dividend policy by linking the payment of executive compensation to the payment of dividends pursuant to a formula. Similarly, in this case the Proposal, although not specifying a specific level of dividends, would have the same effect of limiting the rate of increases in compensation to the rate of increases in the dividends. *See also Xcel Energy Inc.* (available March 14, 2003) (permitting exclusion of proposal to reduce salaries and suspend cash bonuses and stock options until dividend is increased); *Central Vermont Public Service Corporation* (available November 30, 1995) (permitting exclusion of proposal to reduce executive salaries by 25% and freeze bonuses and stock options until dividends have been restored to a particular level); *Banknorth Group, Inc.* (available January 20,

1995) (permitting exclusion of proposal to disallow payment of bonus or incentive compensation to officers until dividend payment restored to a particular level). As in these instances, the Proposal, if implemented, would have the effect of determining the Company's dividend policy by linking the amount of dividends paid to shareholders to the amount of compensation paid to "top management." Because the Proposal's linking of dividends and compensation would have the effect of determining the specific amount of dividends to be paid to shareholders, the Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(13).

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2004 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

Robert J. Joseph

EXHIBIT A

October 20, 2003

Xcel Energy Inc.
Shareholder Services
800 Nicolet Mall, 30th Floor
Minneapolis, Minnesota 55402

I have invested in various utility stocks for more than forty years. During the earlier part of this period, I owned stock in ten different utilities. Every few years one or two of these would have a poor year, resulting in a loss and usually a dividend reduction or elimination. I could not help but notice that these poor performances always occurred at the company with the highest paid CEO. This was almost always followed by a nice raise for this individual. This has resulted in the submission of the following shareholder proposal intended for presentation at the next annual stockholders meeting. Your records will show that I currently own 1900 shares of stock. I hereby declare that it is my intent to retain ownership of these shares until after the next annual meeting of the shareholders.

SHAREHOLDER PROPOSAL

It certainly appears that there needs to be a better alignment of interest between the management and the stockholders. I have come up with what I feel is a good plan to accomplish this end. The plan is fairly simple. The details follow herewith.

The salary of the president, all levels of vice president, the CEO, CFO and all levels of top management shall be determined as follows:
All employees at this level shall have a fixed salary of $2000 dollars per month. In addition, they shall receive a cash bonus every three months equal to the dividends paid that quarter on a fixed quantity of shares. This quantity of shares shall be determined by taking the 2002 salary for each position (basic salary not including any bonus payments or stock option profits) and subtracting $24,000 for the monthly salary paid and then dividing the remainder by four, to get the quarterly dollar amount. This is then divided by the dollar amount of the 2002 quarterly dividend per share. Any fractional shares will be dropped. This quantity is then fixed and not subject to change. Any future change will require a majority vote of the stockholders. Management employees will then have two means of increasing their salary. The first is by effective operation of the business, resulting in improved profit and increased dividends. In this case their salaries would increase by the same percentage as the dividends. Of course if the dividends went down, top management salaries would decrease by the same percentage. The other means of getting a positive salary adjustment would be to get a promotion, in which case the

quarterly bonus would be calculated using the fixed number of shares used for the new position.

ARGUMENTS FOR ADOPTION OF THE PROPOSAL

There will be statements that many times the poor operating results are or were beyond the control of management and hence they should incur no pay penalty. The same is surely true of the stockholders, who have even less direct control. Management should be willing to accept the same risks as the shareholders.

If this proposal is voted on favorably by the stockholders, it will do much to establish or reestablish that the corporation belongs to the stockholders and that management is hired by the shareholders to operate the business on their behalf. As corporations grow the stockholders tend to lose control. Every time there is a merger, cumulative voting seems to get lost. Proposals like this will help establish ownership rights.

William Gene Rorick
19984 Haida Rd.
Apple Valley, CA 92307

SS 485-28-0378

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy, Inc.
Incoming letter dated January 9, 2004

The proposal relates to determining the compensation of the president, "all levels of vice president," the CEO, CFO and "all levels of top management" based on a specified formula.

There appears to be some basis for your view that Xcel Energy may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Xcel Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Xcel Energy relies.

Sincerely,

Grace K. Lee
Special Counsel